EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement on Form F-4 (the “Registration Statement”) of NOVA Chemicals Corporation (the “Corporation”), relating to the registration of the $350 million Senior Notes due 2016 and $350 million Senior Notes due 2019, filed with the United States Securities and Exchange Commission (the “Commission”) on April 1, 2010 and to the use of our reports dated March 15, 2010 with respect to the consolidated financial statements of the Corporation for the periods from January 1, 2009 to July 5, 2009 and July 6, 2009 to December 31, 2009, and the years ended December 31, 2008 and December 31, 2007 and the effectiveness of internal control over financial reporting as at December 31, 2009.

/s/ Ernst & Young LLP
Calgary, Canada	Ernst & Young LLP
April 1, 2010	Chartered Accountants